# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rapport Therapeutics, Inc., CIK 0002012593
CUSIP: 75383L102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 99 High Street, Suite 2100, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004952
Filed by CIK 0001583977

## Reporting persons
- Cormorant Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,027,521; sole dispositive power 0; shared dispositive power 3,027,521; aggregate amount beneficially owned 3,027,521 (6.35% of the class)
- Bihua Chen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,027,521; sole dispositive power 0; shared dispositive power 3,027,521; aggregate amount beneficially owned 3,027,521 (6.35% of the class)

## Item 1. Issuer
Name of issuer: Rapport Therapeutics, Inc.
Address of issuer's principal executive offices: 99 High Street, Suite 2100, Boston, Massachusetts 02110

## Item 2. Person Filing
Name of person filing:
Cormorant Asset Management, LP
Bihua Chen

This statement is filed by (i) Cormorant Asset Management, LP, a Delaware limited partnership, and the investment adviser to certain funds (the "Cormorant Funds"), with respect to the shares directly held by the Cormorant Funds and (ii) Bihua Chen with respect to the shares directly held by the Cormorant Funds. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship:
Cormorant Asset Management, LP - Delaware

Bihua Chen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,027,521
Percent of class: 6.35%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,027,521
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
3,027,521

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, as filed with the Securities and Exchange Commission on November 6, 2025, that there were 47,661,138 shares of Common Stock of the Issuer outstanding as of November 3, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Statement, incorporated by reference to the Joint Filing Statement included with the Schedule 13G filed by the Reporting Persons on June 20, 2024.

## Signatures
- Cormorant Asset Management, LP: /s/ Bihua Chen, Bihua Chen, Managing Member (02/17/2026)
- Bihua Chen: /s/ Bihua Chen, Bihua Chen (02/17/2026)